FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA”), pursuant to Federal Law 6,404/76 and CVM Instruction 358/02 and in continuation of the Material Fact notices disclosed on March 5, 2020 and May 29, 2020, hereby informs its shareholders and the market that on this date, it concluded the sale of seven properties belonging to GPA ("Second tranche"), which are the object of the "Private Commitment for the Purchase and Sale of Properties and the Establishment of Real Surface Rights” entered into with TRX Real Estate Fundo de Investimento Imobiliário and TRX Real Estate II Fundo de Investimento Imobiliário (“TRX Funds”), managed by TRX Gestora de Recursos LTDA. ("Contract").

The second tranche involved the payment at sight of R$312,935,252.10, and consisted of four  properties of the Assaí banner located in Campina Grande/PB and Goiânia/GO, one Extra Hiper store located in Teresina/PI and two Mercado Extra stores located in Rio das Ostras/RJ and Araruama/RJ (“Properties”).

Moreover, GPA and TRX Gestora de Recursos LTDA signed on this date an amendment to the Contract to establish the sale models and timeframes for the remaining 29 stores, totaling R$ 706,942,043.96, as follows:

(i)

on June 30, a down payment of R$25,000,000.00 will be made related to the sale of nine properties, in the total amount of R$288,540,214.87, which will be transferred by July 27, 2020 (“Third tranche”);

(ii)	on August 31, the sale of the final 20 stores related to this contract, totaling R$418,401,928.09, will be concluded (“Fourth tranche”).

With this, Companhia Brasileira de Distribuição (“GPA”) takes an important step forward in its asset monetization plan, which involved a total of R$1.862 billion in monetized assets, of which R$1.130 billion have already been received by GPA and R$732 million are receivable (R$707 million are expected by the end of August 2020).

This result is in line with the announcement made on December 11, 2019, during “GPA Day” about the opportunities for monetizing mature and non-core assets. These sales are aimed at helping to reduce GPA’s leverage and to finance the Company's profitable growth opportunities, notably the rapid expansion plan for the Assaí banner.

Operations already concluded are summarized below in chronological order:

(i)

September 11, 2019: sale of 7 properties (Assaí stores) for R$349 million in the Sale and Leaseback model to FUNDO DE INVESTIMENTO IMOBILIÁRIO SUCCESPAR VAREJO administered by VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. and majority held by investments funds administered by Credit Suisse Hedging Griffo;

(ii)

December 20, 2019: sale of Distribution Center and Assaí store for R$112 million in the Sale and Leaseback model to the TRX Funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda;

(iii)

December 23, 2019: sale of six properties (Pão de Açúcar stores) for R$92 million in the Sale and Leaseback model to Rio Bravo Investimentos Distribuidora de Títulos e Valores Imobiliários Ltda, with R$4.6 million pending receipt;

(iv)

March 5, 2020: sale of 41 properties (Assaí, Extra and Pão de Açúcar stores) for R$1.210 billion in the Sale and Leaseback model to the investment funds administered by BRL Trust Distribuidora de Títulos e Valores Mobiliários S.A. and managed by TRX Gestora de Recursos Ltda, with R$707 million pending receipt;

(v)

June 25, 2020: sale of two properties (Assaí stores) for R$99 million in the Sale and Leaseback model to the FUNDO DE INVESTIMENTO IMOBILIÁRIO SUCCESPAR VAREJO administered by VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS LTDA. and majority held by investment funds administered by Credit Suisse Hedging Griffo, with R$19.9 million pending receipt;

GPA will keep the market and its shareholders informed of further developments in this regard.

São Paulo, June 29, 2020.

Christophe José Hidalgo

Chief Financial and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 29, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.